MATERIAL CHANGE REPORT

pursuant to subsection 7.1 (2) OR (3)

of National Instrument 51-102

Item 1	Name and Address of Company
Las Vegas from Home.com Entertainment Inc.

Item 2	Date of Material Change

May 1, 2006.

Item 3	News Release

The Company’s news release was disseminated via CCN Matthews on May 1, 2006.

Item 4	Summary of Material Change

Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports Year End 2005, Fourth Quarter 2005 and First Quarter 2006 Results

79% year-over-year Q1 2006 revenue growth and profitable quarter

Item 5 Full Description of Material Change
Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports Year End 2005, Fourth Quarter 2005 and First Quarter 2006 Results

79% year-over-year Q1 2006 revenue growth and profitable quarter

Vancouver, British Columbia, May 1, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for its year ended December 31, 2005, the fourth quarter of Fiscal 2005 and the first quarter period ended March 31, 2006.

All financial figures are in Canadian dollars.

Q1 Fiscal 2006 Financial Results:-
First quarter revenues were $3,741,055 as compared with revenues of $2,085,311 in the same period a year ago, growth of 79% year-over-year and 5% versus the fourth quarter of Fiscal 2005. Revenues grew as a result of increased usage of the Company’s Gaming Software. The Company had net income for the quarter of $315,128 as compared to $364,329 in the first quarter of Fiscal 2005.

“I am pleased to report another quarter of growth and profitability” stated Jake Kalpakian, President and CEO of Las Vegas. “Despite increased expenditures associated with strengthening our infrastructure by opening another office to assist in software development and bolstering our workforce to 86 full-time employees from 60 during the corresponding period in 2005, the continuation of our financial commitment to the Heartland Poker Tour in the US (“HPT”) and incurring a loss of $234,106 in revenues due to the weakening of the US dollar, the Company posted a net profit of $315,128.”

Mr. Kalpakian continues, “More importantly, the daily rake revenue generated by the licensing and operation of our software (excluding one time up-front licensing fees and administration fees), perhaps the most important operating barometer, continued to grow to an average of US $34,591 per day.”

Q4 Fiscal 2005 Financial Results:-
Fourth quarter revenues were $3,561,718 as compared with revenues of $1,073,518 in the same period a year ago, growth of 231% year over year. Revenues grew as a result of increased usage of the Company’s Gaming Software. The Company incurred a net loss for the quarter of $177,218 as compared to a net loss of $3,461,006 in the corresponding period of 2004.

Commenting on the Q4 results, Mr. Kalpakian states, “The fourth quarter was unfairly impacted by some non-operating expenses. In fact, the core business performed well showing continued growth.”

A combination of promotional expense of $209,438 actually incurred over the previous three quarters but recognized in Q4, as well as a year end write down of marketable securities of $167,927 all impacted the Company’s fourth quarter results. Furthermore, the Company’s funding of start up production costs in relation to its exclusive sponsorship of the Heartland Poker Tour (“HPT”) of $270,200 was also recognized in Q4. Had it not been for the three aforementioned expenses, the Company would have made a profit of about $470,000.

Mr. Kalpakian added, “While the expense of funding the production costs of HPT affected the bottom line, the growth of the televised tournament is well worth the price when compared to its potential future value. The show originated in October, 2005, reaching a potential 9 million viewers over 5 stations in the U.S. Midwest and has now grown to a potential audience of 35 million over 13 stations and growing. This is the type of expenditure that the Company will make from time to time to assist both growth and brand equity recognition.”

Fiscal year end 2005 Financial Results:-
Annual revenues were $11,721,318 as compared with revenues of $1,983,964 in the same period a year ago, growth of 490% year over year. Revenues grew as a result of increased usage of the Company’s Gaming Software. Net income for the year ended was $1,088,741 as compared to a net loss of $5,346,512 in the corresponding period of 2004. Total Assets were $12,819,608 as compared to $2,582,847 in the same period a year ago, growth of 396% year over year.

2006 Outlook

Industry indications and trends remain buoyant as the sector continues to enjoy solid results. Despite the strong results, the industry is starting to consolidate.

For any company to remain competitive in the industry, it must either offer a full choice of verticals to the gaming customer or carve either a dominant or niche space in the marketplace. The large number of online gaming sites and the increasingly higher barriers to profitable scale mean that consolidation will be seen by many operators as an attractive exit going forward.

The Company’s core business of licensing and operating poker software continues to show momentum. In 2006, the Company expects to achieve revenues between $16 to $20 million alone from its current poker-concentrated software offering. A new stream of revenues is also expected to be generated with the launching of a separate Asian Software platform.

The Company’s two main brands, www.tigergaming.com and www.actionpoker.com should see continued growth as both brands are preparing to launch highly visible marketing campaigns related to this year’s World Series of Poker later this summer.

The Company is in the process of establishing an office in Costa Rica which is expected to generate further licensing and other business opportunities.

As stated above, additional revenues are expected to be generated with the launching of the Company’s new Asian Software platform which is scheduled to be released in Q2 2006. This Asian initiative will not only lessen the Company’s dependence on its current business derived from one specific region, it could possibly fuel strong growth by introducing “Early or First to Market” software of already recognized and popular games in that market not yet found on the internet.

While it is pre-mature to estimate what revenue the new Asian Software platform will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

The Company has made geographical diversification of both its customers and products, such as the Asian Software platform, as one of its primary objectives in 2006. In fact, plans are underway to follow this initiative of customer and product diversification to other targeted regions.

With the Company having a solid balance sheet, expanded operational infrastructure, growing demand for its core product, an innovative product pipeline and the soon to be released Asian Software platform, the Company is well positioned for continued growth.

LVFH’s financial statements for the year-ended December 31, 2005, and for the first quarter ended March 31, 2006, are available on SEDAR at www.sedar.com.

LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

THREE MONTH PERIOD ENDED MARCH 31, 2006

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

	March 31	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposit	$9,885,486	$8,408,620
Marketable securities	89,193	379,236
Accounts receivable (note 6)	1,391,676	1,801,274
Due from related parties (note 11(c))	—	4,740
Prepaids & security deposits	42,930	27,499

	11,409,285	10,621,369
Equipment & Software Development (note 8)	2,197,214	2,198,239

	$13,606,499	$12,819,608

LIABILITIES
Current
Customer deposits, accounts payable &	$	$
Accrued Liabilities (note 7)	2,336,018	2,111,066
Due to related parties (note 11(b))	98,995	60,929
Obligation under capital lease (note 9)	17,078	20,268

	2,452,091	2,192,263
Obligation under capital lease	—	2,550

	2,452,091	2,194,813

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (note 10(b))	27,236,550	27,096,835
Contributed Surplus (note 10(e))	2,381,124	2,306,354
Deficit	(18,463,266)	(18,778,394)

	11,154,408	10,624,795

Total Liabilities & Stockholders’ Equity	$13,606,499	$12,819,608

Commitments and Subsequent Events (notes 13 & 14)

On behalf of the Board,

“Bedo H. Kalpakian” “Neil Spellman”

	March 31	March 31
	2006	2005
Revenue	$3,678,721	$2,084,056
Interest	62,334	1,255

	$3,741,055	$2,085,311

Expenses
Advertising and promotion	1,542,017	746,969
Consulting and professional fees	74,754	90,127
Amortization	142,608	65,336
Donation	1,000	10,000
Bank charges, interest and foreign exchange	6,029	2,373
Legal, accounting and audit	46,327	33,749
Management fees	90,000	45,000
Office	125,659	44,816
Regulatory and transfer agent fees	1,470	2,098
Rent	136,991	78,625
Salaries and benefits	829,032	334,252
Shareholder communication	—	250
Commission fees	12,700	—
Transaction fees	275,173	176,288
Telephone	17,310	9,377
Travel, meals and entertainment	83,730	81,722

	$3,384,800	$1,720,982

Gain (loss) before other items	356,255	364,329

Other items
Write down of securities	41,127	—
	41,127	-

Net gain (loss) for period	$315,128	$364,329

Deficit, beginning of period	(18,778,394)	(19,867,135)

Deficit, end of period	$(18,463,266)	$(19,502,806)

Weighted average number of shares	93,114,908	77,406,344

Net and fully diluted gain (loss) per common	$	$
share	0.003	0.005

	March 31	March 31
	2006	2005
Cash provided by (used for)
Operations
Net gain (loss)	$315,128	$364,329
Items not affecting cash
Amortization	142,608	65,336
Capitalization of deferred amortization on software development	—	3,940
Write down of securities	41,127	—
Foreign exchange	—	(7,377)
Stock based compensation	74,770	—

Operating Cash Flow	573,633	426,228

Changes in non-cash working capital:
Accounts receivable	409,598	(295,817)
Prepaids and security deposits	(15,431)	87,629
Due from related party	4,740	(126,817)
Accounts payable and accrued liabilities	224,952	(80,503)
Due to related parties	38,066	2,969
	661,925	(412,539)

	1,235,558	13,689

Cash provided by Financing Activities
Common shares issued, net of issue costs	139,715	902,720
Other obligations (loans payable)	—	(305,658)
Capital Subscriptions	—	450,000
Repayment of capital lease	(5,740)	(4,695)
	133,975	1,042,367

Investing
Equipment	(10,607)	(23,967)
Proceeds on sale of marketable securities	248,916	—
Additions to software development	(130,976)	(235,121)
	107,333	(259,088)

Outflow of Cash
Increase in cash and cash equivalents	1,476,866	796,968
Cash and cash equivalents, beginning of period	8,408,620	(20,717)

Cash and cash equivalents, end of period	$9,885,486	$776,251

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable. This report is not being filed on a confidential basis.

Item 7	Omitted Information

Item 8	Not applicable. Executive Officer

To obtain further information, contact Jake Kalpakian, President and CEO of the Company, at (604) 681-0204.

Item 9 Date of Report

May 1, 2006.